[redacted]

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SI 08028927 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER
8- 30977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITIES NORTHWEST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18824 SE. MILDRED STREET
(No. and Street)

MILWAUKIE, OREGON 97267
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BEN JOHNSON 503/723-4404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116th AVENUE, SUITE 105 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, BEN JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITIES NORTHWEST, INC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
D FORNEY
NOTARY PUBLIC - OREGON
COMMISSION NO. 395895
MY COMMISSION EXPIRES AUGUST 10, 2009

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o)Report of independent certified public accountants on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

FEB 27 2008

Washington, DC
110

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF FINANCIAL CONDITION

	At December 31 2007	2006
ASSETS		
Cash	$138,109	$ 62,596
Receivables from broker dealers	5,997	42,723
Receivables, inventory positions at clearing corporation	9,744	147,440
Deposits with clearing organizations	281,077	269,044
Furniture, equipment at cost - net of accumulated depreciation of $47,400 and $46,909 respectively	792	1,283
Prepaid expenses	11,709	9,829
Deferred tax benefit	0	830
TOTAL ASSETS	$447,428	$533,745
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued liabilities	$ 18,472	$ 5,190
Payables, inventory positions at clearing corporation	9,744	147,440
TOTAL LIABILITIES	28,216	152,630
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized and issued	11,500	11,500
Additional paid-in capital	379,280	379,280
Retained earnings	28,432	(9,665)
Total stockholder's equity	419,212	381,115
	$447,428	$533,745

See accompanying notes and accountants' audit report.

END